ING LOGO AMERICAS US Legal Services
Linda E. Senker Counsel 610-425-4139 Fax: 610-425-3820
August 19, 2003
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549
Attention: Filing Desk
Re:

Golden American Life Insurance Company and its Separate Account B
Withdrawal of Post-Effective Amendment No. 3 to
Registration Statement on Form N-4
Prospectus Title: SmartDesign Advantage
File Nos.: 333-63692 and 811-5626

Ladies and Gentlemen:

On July 3, 2003 the above-named Depositor and Registrant filed, pursuant to Rule 485(a) of the Securities Act of 1933 (the "33 Act"), Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 (Accession Number: 0000837276-03-000150). Post-Effective Amendment No. 3 was filed in order to make certain product changes to the above referenced variable annuity. We respectfully request withdrawal of such Post-Effective Amendment No. 3 pursuant to Rule 477 under the 33 Act, as we are delaying the implementation of the changes reflected therein pending resolution of Securities and Exchange Commission staff comments with regard to that filing.

Should you have any questions concerning this submission, please feel free to call me at 610-425-4139. Sincerely, /s/ Linda E. Senker Linda E. Senker

ING 1475 Dunwoody Drive West Chester, PA 19380	ING North America Insurance Corporation